UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Powell Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-12488	88-0106100
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

8550 Mosley Road Houston, Texas		77075-1180
(Address of principal executive offices)		(Zip Code)

Don R. Madison, 713-944-6900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Powell Industries, Inc. (the “Company”) undertook a country of origin inquiry with respect to the conflict minerals used in the production of the Company’s custom engineered-to-order electrical equipment and has determined that such products are “DRC conflict undeterminable.” A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at the Company’s website at www.powellind.com, under the section entitled “Investors.”

Item 1.02 Exhibit

See Item 2.01 of this Specialized Disclosure Report on Form SD.

Item 2.01 Exhibits

Exhibit No.	Description

Exhibit 1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POWELL INDUSTRIES, INC.

Date: June 2, 2014	By:	/s/ DON R. MADISON
Don R. Madison Executive Vice President
Chief Financial and Administrative Officer (Principal Financial Officer)